Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

(614) 480-2265

March 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Wall

Re:    Huntington Bancshares Incorporated

Registration Statement on Form S-4

File No. 333-263547

Request for Acceleration

Dear Mr. Wall:

Reference is made to the Registration Statement on Form S-4 (File No. 333-263547) filed by Huntington Bancshares Incorporated (the “Company”) with the U.S. Securities and Exchange Commission on March 14, 2022 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern time, on March 24, 2022, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Mark Veblen or Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1396, (212) 403-1142, respectively. Please notify either of them when this request for acceleration has been granted.

[signature page follows]

Very truly yours,

Huntington Bancshares Incorporated

By:	/s/ Jana J. Litsey
Name:	Jana J. Litsey
Title:	General Counsel and Senior Executive Vice President

cc:	Mark Veblen, Wachtell, Lipton, Rosen & Katz

Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz